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 DONELSON                                      207 MOCKINGBIRD LANE
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LINDA M. CROUCH-MCCREADIE
Direct Dial: (423) 975-7623
Direct Fax: (423) 979-7623
E-Mail Address: lcrouch@bakerdonelson.com

                                September 2, 2005

Ms. Jessica Livingston
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      United Tennessee Bankshares, Inc.
                  Schedule 13E-3
                  Filed June 24, 2005
                  File No. 05-53331
                  United Tennessee Bankshares, Inc.
                  Preliminary Schedule 14A
                  Filed June 24, 2005
                  File No. 05-23551

Dear Ms. Livingston:

     This letter responds to the comments received from the Staff of the Securities and Exchange Commission by letter dated August 23, 2005, to Mr. Christopher Triplett, with respect to the above-referenced filings of United Tennessee Bankshares, Inc. (the "Company" or "Registrant").

     The following discussion summarizes the manner in which we have revised the Preliminary Schedule 14A in response to Staff comments made in the August 23, 2005 letter (the "Letter"). The following paragraphs of this letter are numbered to correspond to the numbers of the comments contained in the Letter and page numbers refer to pages in the Amendment to the Preliminary Schedule 14A "marked to show changes."

General

1. Registrant has revised the proxy statement as requested.

Background of the Going Private Merger Proposal

2. Registrant has disclosed on page 13 that it has not solicited any third party bids or firm offers. It discloses that in March 2004, it received an unsolicited offer from a third party which it declined. This offer would have been a potential  sale  of  United  Tennessee  to this  third  party.  Registrant  then describes its potential interest in January 2005 in acquiring a bank in a location outside of its market area. Had this transaction materialized, it would have been a potential sale of a third party to United Tennessee, with United Tennessee surviving. Neither of these potential transactions involved "soliciting third party bids or firm offers." Registrant does not believe these two potential transactions reflect any inconsistency. Accordingly, it does not believe a "reconciliation" between the disclosures is necessary.

3. The potential transactions in March 2004 and January 2005 were completely different transactions. The March 2004 transaction was an unsolicited offer from a larger bank to acquire the Registrant for a price the Board deemed to be inadequate. The Board decided it was in the best interest of shareholders to continue to pursue its business plan. That does not imply that by rejecting the March 2004 offer the Registrant did not want to expand its market area in the future. At the Board retreat in January 2005, the Board considered several strategic initiatives including going private and the possibility of acquiring another bank. The Board determined that it did not have the resources to pursue going private and an acquisition at the same time. The Board decided to pursue the acquisition first. The acquisition would have expanded the Registrant's market area to include an attractive market in east Tennessee. More importantly, the target was a bank with a similar operating philosophy and business plan as the Registrant, and management felt the integration risk was relatively low. However, the target was not interested in a merger with Registrant. As soon as this was determined, the Board resumed its consideration of going private.

4. Registrant has clarified that the unsolicited offer was for a total purchase price of $22.00 which was to have been a combination of cash and stock. Please see page 13.

5. Registrant did not engage the services of a financial advisor to evaluate the unsolicited offer in March 2004. The board of directors evaluated the offer and felt comfortable in its own ability to review the proposal and make a determination that it was not in the best interest of shareholders at that time. Accordingly, it declined to enter into negotiations or discussions with the potential acquirer.

6. Registrant has clarified on page 24 that it did not consider the unsolicited offer in March 2004 in its fairness determination for the Going Private Merger.

7. Please see additional discussion beginning on pag 14 regarding the November, 2004 and January, 2005 presentations made by Triangle to the Board which outlines the material issues discussed in those presentations.

8. See additional information regarding pro forma analysis beginning on page 16 as requested.

9. The "qualifications and limitations" of Triangle's price range are the same qualifications and limitations discussed in the section entitled "Opinion of Financial Advisor." Because these are fairly extensive, we have simply cross-referenced that section and specifically state that the discussion in "Opinion of Financial Advisor" has a more comprehensive discussion regarding these "qualifications and limitations." Please see page 17.

Effects of the Going Private Merger

10. Registrant has revised the disclosure beginning on page 20 as requested, with the exception that the officers of United Tennessee will continue to certify the accuracy of the financial statement of United Tennessee as required under the rules and regulations of the Office of Thrift Supervision.

11. Registrant has included the omitted language from the hypothetical scenario. Please see page 22.

Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal

12. Registrant has revised the proxy statement to quantify what it believes to be the decrease in expenses associated with the number of security holders holding small positions in the stock of United Tennessee. Please see page 22.

13. Registrant has revised the proxy statement to expand its discussion as to fairness related to unaffiliated shareholders who are cashed out and to unaffiliated shareholders who remain as shareholders of United Tennessee. Please see Summary Term Sheet on page 3, and the discussion on beginning on page 14.

Determination of Fairness of Merger ....

14. Registrant has disclosed that its officers and directors are affiliates as well as filing persons. Please see page 25.

Opinion of Financial Advisor

15. Registrant has disclosed that there has been no material relationship between it and Triangle within the last two years. Please see page 26.

16. Please see additional discussion regarding projections provided to Triangle by United Tennessee beginning on page 26. As a point of clarification, the assumptions management provided to Triangle were more extensive than those regarding dividend payment amounts and total asset growth, and as a result my response to item no. 40 in my August 8, 2005 letter is corrected accordingly.

17. Registrant inadvertently omitted the information from the table that was filed with the EDGAR version. The omission has been corrected on page 29. In addition we have now added headings to the table which assist the reader.

18. Please see page 31 for the revision requested in which we deleted the language stating "including those shareholders receiving cash as a result of the Going Private Merger and those remaining shareholders after the Going Private Merger." As a point of clarification, Triangle's fairness opinion is addressed to United Tennessee's Board of Directors rather than its shareholders.

19. Please see additional discussion in response to your comment in the section entitled "Opinion of Financial Advisor" beginning on page 25.

20. Please see additional  discussion in response to your comment in the section
entitled   "Opinion  of   Financial   Advisor;   Reconciliation   of   Valuation
Methodologies" on page 31.

Material U.S. Federal Income tax Consequences of the Going Private Merger

21. Registrant has revised the proxy statement to summarize the tax opinion of counsel. Please see page 32.

22. Registrant has revised the section to disclose that neither United Tennessee nor Merger Corp. will recognize gain or loss for federal income tax purposes. See page 32.

23. Registrant has revised the language to delete the word "encourage" and, instead is "recommending" that its shareholders consult their own tax advisors. Please see page 32.

Conduct of United Tennessee' Business after the Going Private Merger

24. Registrant has revised the proxy statement to clarify that United Tennessee will not be relieved of its obligation to comply with the proxy rules, and its officer, directors and securityholders will not be relieved from their obligation under Section 16 for 90 days. See page 35.

Proposal 2 --Election of Directors

25. Mr. Inman is currently a member of the board of directors of Newport Federal Bank but is not currently a member of the board of United Tennessee Bankshares, Inc. Registrant has added language it believes will make this clearer to the reader. Please see page 46.

     We have provided staff with marked copies of the amendment to the Schedule 14A and Schedule 13E-3 to expedite its review.

     If you have any questions or require additional information, please feel free to contact me.

                                    Very truly yours,

                                    /s/ Linda M. Crouch-McCreadie

Enclosure

cc:      Richard G. Harwood